Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2021 Results

Quarterly Revenue of $1.07 Billion, Above Midpoint of Guidance

Record 12-Month Backlog of $3.59 Billion on a Pro Forma(2) Basis, up

10.8% YoY

On-Track for Revenue Growth Acceleration in Fiscal 2021

Raises Outlook for Earnings per Share Growth in Fiscal 2021

Third Quarter Fiscal 2021 Highlights

•

Revenue of $1,066 million, above the midpoint of the $1,040-$1,080 million guidance range including a positive impact from foreign currency movements of approximately $5 million compared to our guidance assumptions

•	Record managed services revenue of $651 million, equivalent to approximately 61% of total revenue

•	GAAP diluted EPS of $1.14, above the $0.91-$0.99 guidance range, primarily due to a lower GAAP effective tax rate than anticipated in quarterly guidance

•	Non-GAAP diluted EPS of $1.35, above the $1.14-$1.20 guidance range, primarily due to a lower non-GAAP effective tax rate than anticipated in quarterly guidance

•	GAAP operating income of $155 million; GAAP operating margin of 14.5%

•	Non-GAAP operating income of $188 million; non-GAAP operating margin of 17.6%

•	Quarterly free cash flow of $140 million, comprised of cash flow from operations of $190 million, less $50 million in net capital expenditures and other(1)

•	Normalized free cash flow of $179 million(1)

•	Twelve-month backlog of $3.59 billion up approximately $50 million sequentially; on a pro forma(2) basis, record twelve-month backlog, up 10.8% as compared to last year’s third fiscal quarter

•	The board of directors approved a quarterly cash dividend of $0.36 per share to be paid on October 29, 2021

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).
(2)	Pro forma growth rate excludes the financial impact of OpenMarket (which was divested on December 31, 2020) from the current fiscal year and comparable fiscal year
(3)	Revenue on a constant currency basis assumes that the exchange rates in the current period were unchanged from the prior period

ST. LOUIS – August 4, 2021 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended June 30, 2021.

“Our strong third quarter performance reflects the strategic initiatives we have executed this year to accelerate Amdocs’ long-term growth. Revenue was up 9.4% from a year ago on a pro forma(2) constant currency(3) basis and was led by a growing scope of activities as our customers accelerate multi-year investments focused around 5G modernization and the cloud. At the operating level, profitability remained above the high-end of our target range as we balanced operational excellence with accelerated R&D investments, and we generated robust free cash flow of which we returned a majority to shareholders through share repurchases and our quarterly dividend program,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “During Q3, we strengthened our European footprint as our customers’ progressed digital modernization initiatives to support improved customer experience, better operating efficiency and multiplay convergence strategies. We entered into a multi-year managed transformation agreement with Three UK, a subsidiary of CK Hutchison Holdings, that expands the two companies’ collaboration in the business-to-business domain to the consumer sector to provide subscribers with next-generation digital experiences and 5G services. Additionally, Vodafone Group selected Amdocs to provide next-generation inventory and OSS capabilities to support mobile, fixed and cable offerings in Germany, Romania, and Czech Republic, and we expanded our agreement with Vodafone Spain to modernize its CRM systems in readiness for 5G and the cloud era.”

Sheffer concluded, “We enter the fourth fiscal quarter with record 12-month backlog on a pro forma (2) basis, up 10.8% from a year ago. Additionally, we expect to sustain strong sales momentum by monetizing our market-leading offerings which we believe are well-aligned with our customer’s needs for digital modernization, 5G, cloud migration, and next-generation OSS platforms. Overall, we are raising our outlook for earnings per share growth in fiscal 2021 and we remain on track to deliver full year revenue growth acceleration on a proforma basis.”

Revenue

Revenue for the third fiscal quarter ended June 30, 2021 was $1,066 million, which was up $17 million as reported from the second fiscal quarter of 2021. Revenue was up 3.9% as reported and up 1.9% in constant currency(3) as compared to last year’s third fiscal quarter. On a pro forma basis in constant currency(3), revenue was up 9.4% compared to last year. Revenue for the third fiscal quarter of 2021 includes a positive impact from foreign currency movements of approximately $3 million relative to the second quarter of fiscal 2021. Revenue was above the midpoint of Amdocs’ guidance, and included positive impact from foreign currency movements of approximately $5 million compared to our guidance assumptions. Revenue for the third fiscal quarter of 2021 includes record managed services revenue of $651 million, up 7.6% as compared to last year’s third fiscal quarter and equivalent to approximately 61% of total revenue.

Net Income and Earnings Per Share

The Company’s GAAP net income for the third quarter of fiscal 2021 was $146.2 million, or $1.14 per diluted share, compared to GAAP net income of $120.4 million, or $0.90 per diluted share, in the prior fiscal year’s third quarter. Net income on a non-GAAP basis was $173.3 million, or $1.35 per diluted share, compared to non-GAAP net income of $143.2 million, or $1.07 per diluted share, in the third quarter of fiscal 2020. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses, and other, net of related tax effects, in the third quarter of fiscal 2021 as well as in the third quarter of fiscal 2020.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On August 4, 2021, the Board approved the Company’s next quarterly cash dividend payment of $0.36 per share and set September 30, 2021 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 29, 2021

•	Share Repurchase Activity: Repurchased $90 million of ordinary shares during the third quarter of fiscal 2021

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.59 billion at the end of the third quarter of fiscal 2021. On a pro forma(2) basis, twelve-month backlog was up approximately 10.8% as compared to last year’s third fiscal quarter.

Fourth Quarter Fiscal 2021 Outlook

•	Revenue of approximately $1,065-$1,105 million, assuming approximately $1 million sequential negative impact from foreign currency fluctuations as compared to the third quarter of fiscal 2021

•	GAAP diluted EPS of approximately $0.91-$0.99

•

Non-GAAP diluted EPS of approximately $1.13-$1.19, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.08-$0.10 per share of equity-based compensation expense, net of related tax effects

Full Year Fiscal 2021 Outlook

•

Full year fiscal 2021 revenue guidance reflects the divestiture of OpenMarket as of December 31, 2020 and incorporates an expected positive impact from foreign currency fluctuations of approximately 1.0% year-over-year, consistent with the previous outlook

•	Expects revenue growth of 2.3%-3.3% year-over-year on a reported basis as compared with 1.0%-4.0% year-over-year previously

•	Expects pro forma(2) revenue growth of 6.3%-7.3% year-over-year on a constant currency(3) basis as compared with 5.0%-8.0% year-over-year on a constant currency(3) basis previously

•	Expects revenue growth of 1.3%-2.3% year-over-year on a constant currency(3) basis as compared with 0.0%-3.0% year-over-year previously

•	Expects GAAP diluted earnings per share growth of roughly 42.0%-44.0% year-over-year, including gain, net of tax, from divestiture of OpenMarket, as compared with 39.0%-44.0% year-over-year previously

•

Expects non-GAAP diluted earnings per share growth of roughly 7.6%-9.0% year-over-year as compared with 6.0%-9.0% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.35-$0.37 per share of equity-based compensation expense, and gain from divestiture of OpenMarket, net of related tax effects

•

Expects pro forma(2) non-GAAP diluted earnings per share growth of roughly 9.1%-10.5% year-over-year as compared with 7.5%-10.5% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, approximately $0.35-$0.37 per share of equity-based compensation expense, and gain from divestiture of OpenMarket, net of related tax effects

•	Expects free cash flow of approximately $650 million, comprised of cash flow from operations, less net capital expenditures and other, as compared with $620 million previously

•

Reiterates expected normalized free cash flow of approximately $820 million; normalized free cash flow excludes expected capital expenditure of $110 million related to the new campus development in Israel, $40 million of capital gains tax in relation to the divestiture of OpenMarket, and other items

Our fourth fiscal quarter 2021 and full year fiscal 2021 outlook takes into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call.

However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, which has created, and continues to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Appointment of Board Member

Amdocs is pleased to announce the appointment of Sarah Ruth Davis to the company’s board of directors, effective August 2, 2021, and subject to re-election at Amdocs’ next annual general meeting on Friday, January 28, 2022. For more information, please visit the Investor Relations section of Amdocs’ website at https://investors.amdocs.com/board-directors

Conference Call Details

Amdocs will host a conference call on August 4, 2021 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2021 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 3478186. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, revenue on a constant currency(3) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges or benefits (such as a gain from divestiture of OpenMarket);

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for non-recurring and unusual charges (such as capital gains tax in relation to the divestiture of OpenMarket), and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs’ purpose is to enrich lives and progress society, using creativity and technology to build a better connected world. Amdocs and its 27,000 employees partner with the leading players in the communications and media industry, enabling next-generation experiences in 85 countries. Our cloud-native, open and dynamic portfolio of digital solutions, platforms and services brings greater choice, faster time to market and flexibility, to better meet the evolving needs of our customers as they drive growth, transform and take their business to the cloud. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.2 billion in fiscal 2020.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020 filed on December 14, 2020 and our Form 6-K furnished for the first quarter of fiscal 2021 on February 16, 2021 and for the second quarter of fiscal 2021 on May 24, 2021.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs 314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2021(a)	2020	2021(a)	2020
Revenue	$1,066,254	$1,026,201	$3,201,331	$3,116,091
Operating expenses:
Cost of revenue	689,370	681,725	2,103,601	2,052,007
Research and development	80,794	70,093	231,617	206,199
Selling, general and administrative	122,401	109,612	361,240	352,187
Amortization of purchased intangible assets and other	18,770	17,240	60,510	57,878

	911,335	878,670	2,756,968	2,668,271

Operating income	154,919	147,531	444,363	447,820
Interest and other income (expense), net	334	(2,417)	(9,698)	(5,059)
Gain from sale of a business	—	—	226,410	—

Income before income taxes	155,253	145,114	661,075	442,761
Income taxes	9,103	24,707	96,226	79,384

Net income	$146,150	$120,407	$564,849	$363,377

Basic earnings per share	$1.15	$0.90	$4.37	$2.71

Diluted earnings per share	$1.14	$0.90	$4.34	$2.70

Basic weighted average number of shares outstanding	127,172	133,150	129,362	134,013

Diluted weighted average number of shares outstanding	128,050	133,593	130,115	134,758

Cash dividends declared per share	$0.36	$0.3275	$1.0475	$0.94

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2021(a)	2020	2021(a)	2020
Revenue	$1,066,254	$1,026,201	$3,201,331	$3,116,091
Non-GAAP operating income	187,606	175,476	560,470	533,940
Non-GAAP net income	173,283	143,198	474,350	433,042
Non-GAAP diluted earnings per share	$1.35	$1.07	$3.65	$3.21
Diluted weighted average number of shares outstanding	128,050	133,593	130,115	134,758

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Nine months ended
	June 30,		June 30,
	2021	2020	2021	2020
Net Cash Provided by Operating Activities(a)	$189,873	$186,680	$726,094	$453,456
Purchases of property and equipment, net (c)	(50,255)	(41,250)	(149,565)	(145,955)

Free Cash Flow	139,618	145,430	576,529	307,501
Tax payment on sale of business(b)	13,597	—	38,787	—
Payments of acquisition related liabilities	—	7,667	13,234	9,417
Payments for previously expensed restructuring charges	—	284	—	1,929
Net capital expenditures related to the new campus development	25,324	15,460	67,879	46,752

Normalized Free Cash Flow	$178,539	$168,841	$696,429	$365,599

(a)	Since January 1, 2021, OpenMarket results are not included in the Consolidated Statements of Income given its divestiture.
(b)	Tax payment related to capital gain from divesture of OpenMarket, which was completed on December 31, 2020.
(c)	The amounts under “Purchase of property and equipment, net” include proceeds from sale of property and equipment of $233 and $133 for the nine months ended June 30, 2021 and 2020, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended June 30, 2021(a)
	GAAP	Reconciliation items					Non-GAAP
		Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect
Operating expenses:
Cost of revenue	$689,370	$—	$(6,020)	$74	$—	$—	$683,424
Research and development	80,794	—	(1,032)	—	—	—	79,762
Selling, general and administrative	122,401	—	(6,939)	—	—	—	115,462
Amortization of purchased intangible assets and other	18,770	(18,770)	—	—	—	—	—

Total operating expenses	911,335	(18,770)	(13,991)	74	—	—	878,648

Operating income	154,919	18,770	13,991	(74)	—	—	187,606

Interest and other income (expense), net	334	—	—	—	(1,510)	—	(1,176)

Income taxes	9,103	—	—	—	—	4,044	13,147

Net income	$146,150	$18,770	$13,991	$(74)	$(1,510)	$(4,044)	$173,283

	Three months ended June 30, 2020
	GAAP	Reconciliation items				Non-GAAP
		Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect
Operating expenses:
Cost of revenue	$681,725	$—	$(4,985)	$356	$—	$677,096
Research and development	70,093	—	(711)	—	—	69,382
Selling, general and administrative	109,612	—	(5,365)	—	—	104,247
Amortization of purchased intangible assets and other	17,240	(17,240)	—	—	—	—

Total operating expenses	878,670	(17,240)	(11,061)	356	—	850,725

Operating income	147,531	17,240	11,061	(356)	—	175,476

Income taxes	24,707	—	—	—	5,154	29,861

Net income	$120,407	$17,240	$11,061	$(356)	$(5,154)	$143,198

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine months ended June 30, 2021(a)
	GAAP	Reconciliation items						Non-GAAP
		Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Gain from sale of a business	Other	Tax effect
Operating expenses:
Cost of revenue	$2,103,601	$—	$(16,543)	$(15,654)	$—	$—	$—	$2,071,404
Research and development	231,617	—	(2,876)	—	—	—	—	228,741
Selling, generaland administrative	361,240	—	(20,524)	—	—	—	—	340,716
Amortization of purchased intangible assets and other	60,510	(60,510)	—	—	—	—	—	—

Total operating expenses	2,756,968	(60,510)	(39,943)	(15,654)	—	—	—	2,640,861

Operating income	444,363	60,510	39,943	15,654	—	—	—	560,470

Interest and other income (expense), net	(9,698)	—	—	—	—	(686)	—	(10,384)

Gain from sale of a business	226,410	—	—	—	(226,410)	—	—	—

Income taxes	96,226	—	—	—	—	—	(20,490)	75,736

Net income	$564,849	$60,510	$39,943	$15,654	$(226,410)	$(686)	$20,490	$474,350

	Nine months ended June 30, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,052,007	$—	$(15,024)	$4,328	$—	$2,041,311
Research and development	206,199	—	(2,237)	—	—	203,962
Selling, general and administrative	352,187	—	(15,309)	—	—	336,878
Amortization of purchased intangible assets and other	57,878	(57,878)	—	—	—	—

Total operating expenses	2,668,271	(57,878)	(32,570)	4,328	—	2,582,151

Operating income	447,820	57,878	32,570	(4,328)	—	533,940

Income taxes	79,384	—	—	—	16,455	95,839

Net income	$363,377	$57,878	$32,570	$(4,328)	$(16,455)	$433,042

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2021	September 30, 2020
ASSETS
Current assets
Cash and cash equivalents	$853,301	$983,188
Short-term interest-bearing investments	193,353	752
Accounts receivable, net, including unbilled of $177,166 and $175,548, respectively	925,118	861,033
Prepaid expenses and other current assets	213,387	229,604

Total current assets	2,185,159	2,074,577
Property and equipment, net	654,111	607,951
Lease assets	253,322	295,494
Goodwill and other intangible assets, net	2,898,365	2,874,979
Other noncurrent assets	576,544	488,620

Total assets	$6,567,501	$6,341,621

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$996,785	$930,259
Short-term financing arrangement	—	100,000
Lease liabilities	58,031	59,100
Deferred revenue	220,389	126,841

Total current liabilities	1,275,205	1,216,200
Lease liabilities	195,844	230,076
Long-term debt, net of unamortized debt issuance costs	644,414	644,023
Other noncurrent liabilities	778,290	586,167
Total Amdocs Limited Shareholders’ equity	3,631,239	3,622,646
Noncontrolling interests	42,509	42,509

Total equity	3,673,748	3,665,155

Total liabilities and equity	$6,567,501	$6,341,621

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2021	2020
Cash Flow from Operating Activities:
Net income(a)	$564,849	$363,377
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	157,024	144,715
Amortization of debt issuance costs	409	9
Equity-based compensation expense	39,943	32,570
Gain from sale of a business	(226,410)	—
Deferred income taxes	(64,882)	43,916
Loss from short-term interest-bearing investments	1,006	—
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(121,653)	18,522
Prepaid expenses and other current assets	(434)	(12,603)
Other noncurrent assets	(19,387)	(14,110)
Lease assets and liabilities, net	6,724	(9,869)
Accounts payable, accrued expenses and accrued personnel	110,982	(98,670)
Deferred revenue	205,915	917
Income taxes payable, net	44,711	(13,752)
Other noncurrent liabilities	27,297	(1,566)

Net cash provided by operating activities	726,094	453,456

Cash Flow from Investing Activities:
Purchase of property and equipment, net (c)	(149,565)	(145,955)
Proceeds from sale of short-term interest-bearing investments	14,333	—
Purchase of short-term interest-bearing investments	(208,626)	—
Net cash paid for business and intangible assets acquisitions	(111,932)	(29,258)
Net cash received from sale of a business	288,990	—
Other	(332)	(5,290)

Net cash used in investing activities	(167,132)	(180,503)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	450,000
Payments under financing arrangements	(100,000)	(350,000)
Proceeds from issuance of debt, net	—	645,685
Repurchase of shares	(539,969)	(270,062)
Proceeds from employee stock options exercises	84,474	95,979
Payments of dividends	(131,892)	(120,493)
Payment of contingent consideration from a business acquisition	(1,462)	(1,411)
Other	—	(240)

Net cash (used in) provided by financing activities	(688,849)	449,458

Net (decrease) increase in cash and cash equivalents	(129,887)	722,411
Cash and cash equivalents at beginning of period	983,188	471,632

Cash and cash equivalents at end of period	$853,301	$1,194,043

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30, 2021(a)	March 31, 2021(a)	December 31, 2020	September 30, 2020	June 30, 2020
North America	$686.1	$679.1	$703.4	$681.6	$685.9
Europe	155.7	148.8	171.6	165.3	145.4
Rest of the World	224.5	220.8	211.3	206.0	194.9

Total Revenue	$1,066.3	$1,048.7	$1,086.3	$1,052.9	$1,026.2

	Three months ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Managed Services Revenue	$650.5	$634.6	$623.7	$610.5	$604.5

	As of
	June 30, 2021(d)	March 31, 2021(d)	December 31, 2020(d)	September 30, 2020	June 30, 2020
12-Month Backlog	$3,590	$3,540	$3,490	$3,620	$3,480

(d)	Excludes OpenMarket

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